[LETTERHEAD OF KKR FINANCIAL HOLDINGS LLC]

June 30, 2011

VIA COURIER AND EDGAR

Sharon Blume
Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:         KKR Financial Holdings LLC

Form 10-K for the fiscal year ended December 31, 2010

Filed February 28, 2011

Form 10-Q for the fiscal quarter ended March 31, 2011

Filed May 2, 2011

File No. 001-33437

Dear Ms. Blume:

We are writing to respond to the comments set forth in your comment letter, dated June 17, 2011, relating to our Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the fiscal quarter ended March 31, 2011.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that any references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K or Form 10-Q, as applicable.

Form 10-K for the fiscal year ended December 31, 2010

Item 1A. Risk Factors, page 16

Our investment portfolio is and may continue to be concentrated in a limited number of companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations to us or if there is a downturn in a particular industry, page 26.

1.              We have reviewed your proposed disclosures in response to prior comment three from our letter dated April 13. 2011. Your risk factor indicates that you have concentrations within particular industries which would appear to be group concentrations that would require disclosure under ASC 825-10-50-20. Please confirm for us that you do not have any group concentrations of credit risk related to your corporate loans and/or available for sale securities or revise your future filing disclosures accordingly.

In response to the Staff’s comment, the Company advises the Staff that it does not have any group concentrations of credit risk related to its corporate loans and/or available-for-sale securities.  If a group concentration were to exist at the time of our future filings, we would provide appropriate disclosure at that point.

2.              In addition to the above, revise your future filing disclosures to provide additional information with respect to collateral, including:

•                  Your policy for requiring collateral or other security to support your corporate loans and available-for-sale securities subject to credit risk;

•                  Information about your access to that collateral or other security; and

•                  The nature and a brief description of the collateral or other security supporting those financial instruments.

Refer to ASC 825-10-50-21c

In response to the Staff’s Comment, the Company advises the Staff the corporate loans the Company holds are purchased via assignment or participation and for both corporate loans and the Company’s investments in securities available-for-sale, the Company does not require or have direct access to the collateral of the issuer.

The Company will include disclosure substantially similar to the following in its future filings:

The Company does not require specific collateral or security to support its corporate loans and available-for-sale securities; however, these loans and securities are either secured through a first or second lien on the assets of the issuer or are unsecured. The Company does not have access to any collateral of the issuer of the corporate loans and available-for-sale securities, rather the seniority in the capital structure of the loans and securities determines the seniority of the Company’s investment with respect to prioritization of claims in the event that the issuer defaults on the outstanding debt obligation.

Financial Statements

Note 2 - Summary of Significant Accounting Policies Corporate Loans, page F-15

3.              We have reviewed your proposed disclosures in response to prior comment 12 from our letter dated April 13, 2011. Please confirm to us that for loans transferred from HFI to HFS, any difference between the carrying amount of the loan and its outstanding principal balance on the transfer date is recognized as an adjustment to yield by the interest method. Revise your future filing disclosures accordingly.

In response to the Staff’s Comment, the Company advises the Staff that prior to transferring a loan from HFI to HFS, any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to the yield by the interest method. The loan is transferred from HFI to HFS at the lower of its cost or market value and is carried at the lower of its cost or market value thereafter. Subsequent to transfer and while the loan is held for sale, recognition as an adjustment to yield by the interest method is discontinued for any difference between the carrying amount of the loan and its outstanding principal balance.

Note 7- Deconsolidation of Residential Mortgage Loan Securitization Trusts, page F-28

4.              We have reviewed your response to prior comment 20 from our letter dated April 13, 2011. Please provide us with the following additional information regarding the six residential mortgage securitization trusts the Company deconsolidated on January 1, 2010:

•                  Information with respect to the design of the trusts and the parties responsible for determining the trusts’ activities. For example, tell us when/why/how the trusts were created, the related parties, who determined a) the particular assets to be placed within the trusts, b) the criteria for servicing c) the structuring of the financing mechanism and d) the marketing of the trust obligations.

•                  As the first loss interest holder in the trusts, it would seem that you would have, at a minimum, some protective rights as they relate to the servicing of the underlying mortgage loans. Clarify whether you have any such rights and describe any and all rights you have in this area. If you do, explain how those rights do not prevent the servicer from having the power to direct activities that most significantly impact the performance of the underlying mortgages.

The Company advises the Staff that the six residential mortgage securitization trusts that the Company deconsolidated on January 1, 2010 each represented a trust under existing securitization programs issued through subsidiaries of Bear Stearns, Citigroup and Merrill Lynch.  The trusts were each created to facilitate the Company’s acquisition of residential mortgage-backed securities, which at closing consisted of the Company’s acquisition of all of the notes issued by the six trusts.  All of the assets held in the residential mortgage trusts consisted of non-agency first lien adjustable and hybrid rate mortgage loans originated by unaffiliated third parties, including Wells Fargo Bank N.A., First Republic Bank, Merrill Lynch Credit Corporation, Countrywide Home Loans Inc., and Greenpoint Mortgage Funding, Inc. The terms of the trusts and the criteria for servicing were determined by the issuers of the respective trusts in which the Company invested.  The master servicer for each of the trusts is either Wells Fargo Bank, N.A. or CitiMortgage, Inc.

The Company initially held all of the notes issued by the Trusts; however, during the credit crisis the Company divested the majority of its residential mortgage-backed securities holdings and as of December 31, 2008 the Company’s holdings in the six residential mortgage trusts consisted of subordinate tranches that represented a minority of the total notes outstanding for each trust.  The servicing of the underlying mortgage loans held in the trusts is the responsibility of the master servicer.  The master servicer owns the servicing rights to the underlying mortgage loans and has certain rights over the servicers that perform servicing on behalf of the master servicer.  The Company advises the Staff that it does not own the master servicing rights for any of the underlying mortgage loans and that the master servicers for the six residential mortgage trusts are not affiliates of the Company.  As a result the Company does not believe that it has any rights over the servicing of the underlying mortgage loans that it would describe as “protective”. Specifically, the notes owned by the Company do not provide the Company with the ability to remove either one of the servicers or the master servicer.

Additionally, the Company advises the Staff that because its exposure to residential mortgage-backed securities is limited to the bonds that it carries at fair value, deconsolidation of the residential mortgage trusts at January 1, 2010 did not have an impact on the Company’s net income or shareholders’ equity and the Company’s net income and shareholders’ equity would not differ from what has been reported for periods beginning January 1, 2010 if the Company had continued to consolidate the residential mortgage trusts.

*              *              *              *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (415) 315-6533 or by fax at (415) 391-3077.

Sincerely,

/s/ William C. Sonneborn
William C. Sonneborn
Chief Executive Officer

cc:  Babette Cooper
Division of Corporation Finance

Securities and Exchange Commission